UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MARKWEST HYDROCARBON, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

570762104

(CUSIP Number)

C. Corwin Bromley

General Counsel

MarkWest GP, L.L.C.

1515 Arapahoe Street, Tower 2

Suite 700

Denver, Colorado 80202-2102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570762104

1.	Names of Reporting Persons. MarkWest Energy Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,174,239(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,239(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.1%

14.	Type of Reporting Person (See Instructions) PN

(1)    Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the above referenced Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 570762104

1.	Names of Reporting Persons. MarkWest GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,174,239(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,239(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.1%

14.	Type of Reporting Person (See Instructions) OO

(1)    Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the above referenced Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of MarkWest Hydrocarbon, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1515 Arapahoe Street, Tower 2, Suite 700, Denver, Colorado 80202-2102.

Item 2.	Identity and Background

(a)           This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1herto, by:

(1)           MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”); and

(2)           MarkWest GP, L.L.C., a Delaware limited liability company (the “General Partner” and together with the Partnership the “Reporting Persons”).

(b)           The business address of the Reporting Persons is 1515 Arapahoe Street, Tower 2, Suite 700, Denver, Colorado 80202-2102.

(c)           Principal business of the Partnership is gathering, processing and transmission of natural gas; the transportation, fractionation and storage of natural gas liquids; and the gathering and transportation of crude oil.  The General Partner is the general partner of the Partnership.  The General Partner’s principal business is to manage the operations and activities of the Partnership.  The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the General Partner is set forth on Schedule A and is incorporated by reference.

(d)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among the Partnership and John M. Fox and MWHC Holding, Inc., a Colorado corporation (collectively, the “Shareholders”). The Shareholders entered into the Voting Agreement as an inducement to the Partnership to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference).  The Reporting Persons did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a) - (b)  On September 5, 2007, the Partnership, MWEP, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Redemption and Merger (the “Merger Agreement”) providing for the merger of Merger Sub into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of the Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement.  MarkWest Hydrocarbon shareholders may elect to receive the stated consideration of 1.285 common units of MarkWest Energy Partners plus $20.00 of cash, on a per share basis, or may elect to receive all cash, all common units, or a combination thereof, subject to pro ration and an equalization formula.  A copy of the Merger Agreement is incorporated herein by reference as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In order to induce the Partnership to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement with the Partnership, dated as of September 5, 2007 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Shareholders have agreed to vote all securities of the Issuer (including all shares of Common Stock) owned by them (i) in favor of the adoption of the Redemption Charter Amendment (as defined in the Merger Agreement), the Merger Agreement and the approval of the Merger and any other action reasonably requested by the Partnership in furtherance thereof, submitted for the vote or written consent of stockholders; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement; (iii) against any Acquisition Proposal (as defined in the Merger Agreement); and (iv) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. Any new shares of Common Stock or other voting capital stock of the Issuer and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Issuer of which beneficial ownership is acquired by the Shareholders will automatically become subject to the terms of the Voting Agreement   A copy of the Voting Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

(c)           No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries after the Merger.

(d)           Upon consummation of the Merger, the directors and officers of the Merger Sub will be the directors and officers of the Issuer, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

(e)           The Issuer will be wholly owned by the Partnership, and the Common Stock will no longer be publicly traded.  No determination has been made with respect to the dividend policy of the Issuer after the Merger.

(f)            Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of the Partnership.

(g)           Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended.

(h)           Upon consummation of the Merger, the Common Stock will be delisted from the American Stock Exchange.

(i)            Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)            The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 hereto.  Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, the Partnership does not currently have any plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Partnership reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) - (b)  By virtue of the Voting Agreement, the Reporting Persons may be deemed to share with the Shareholders the power to vote, and may be deemed to be the beneficial owners of, 5,174,239 shares of Common Stock, representing approximately 43.1% of the outstanding shares of Common Stock (based upon a total number of 12,001,151 shares of Common Stock outstanding, which the Issuer has represented and warranted in the Merger Agreement).  The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D.

(c)             Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons identified on Schedule A, during the last 60 days.

(d)            Not applicable.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on Exhibits 2 and 3 attached hereto are incorporated herein by reference.  As described in Item 4, the Reporting Persons anticipate that the Partnership will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons on one hand or, to the knowledge of Reporting Persons, any person listed on Schedule A, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.

Item 7.	Material to Be Filed as Exhibits

Exhibit
Number	Description

1	Joint Filing Agreement dated September 13, 2007 between MarkWest Energy Partners, L.P. and MarkWest GP, L.L.C.

2

Agreement and Plan of Redemption and Merger, dated as of September 5, 2007, by and among MarkWest Hydrocarbon, Inc., MarkWest Energy Partners, L.P. and MWEP, L.L.C. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed September 6, 2007)

3

Voting Agreement, dated as of September 5, 2007, by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding Inc. (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 6, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 13, 2007

MARKWEST ENERGY PARTNERS, L.P.

By:	MarkWest Energy GP, L.L.C.,
its general partner

	By:	/s/ ANDREW L. SCHROEDER
Andrew L. Schroeder
Vice President and Treasurer

MARKWEST GP, L.L.C.

By:	/s/ ANDREW L. SCHROEDER
Andrew L. Schroeder
Vice President and Treasurer

SCHEDULE A

Executive Officers and Directors of the General Partner

The business address of each of the executive officers and the directors of the general partner is 1515 Arapahoe Street, Tower 2, Suite 700, Denver, Colorado 80202-2102.  Unless otherwise indicated, all of the individuals listed below are U.S. citizens.

Name	Position and Present Principal Occupation/Business
John M. Fox	Chairman of the Board of Directors
Keith E. Bailey	Director
Charles K. Dempster	Director
Donald C. Heppermann	Director
William A. Kellstrom	Director
William P. Nicoletti	Director
Frank M. Semple	President, Chief Executive Officer and Director
C. Corwin Bromley	Senior Vice President, General Counsel and Secretary
Nancy K. Buese	Senior Vice President, Chief Financial Officer
John C. Mollenkopf	Senior Vice President, Chief Operations Officer
Randy S. Nickerson	Senior Vice President, Chief Commercial Officer
Andrew L. Schroeder	Vice President, Finance and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement dated September 13, 2007 between MarkWest Energy Partners, L.P. and MarkWest GP, L.L.C.

2

Agreement and Plan of Redemption and Merger, dated as of September 5, 2007, by and among MarkWest Hydrocarbon, Inc., MarkWest Energy Partners, L.P. and MWEP, L.L.C. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed September 6, 2007)

3

Voting Agreement, dated as of September 5, 2007, by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding Inc. (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 6, 2007)